Exhibit 99.2

ADVA Optical Networking SE To Acquire MRV Communications, Inc.
Strategic Purchase Expected to Further Strengthen Company’s Optical and Ethernet Footprint

July 2, 2017

A wholly owned subsidiary of ADVA Optical Networking SE (FSE:ADV) today signed a definitive agreement to acquire MRV Communications, Inc. (NASDAQ:MRVC) by means of a tender offer with subsequent merger. MRV Communications, Inc. is a leading provider of Optical Networking and Carrier Ethernet access solutions, based in Chatsworth, California, USA. ADVA Optical Networking SE intends to acquire MRV Communications, Inc. through its wholly owned subsidiary ADVA NA Holdings, Inc.

Under the terms of the agreement, a wholly owned subsidiary of ADVA NA Holdings, Inc. shall submit a cash offer to MRV Communications, Inc. shareholders of USD 10.00 per common share. By means of a subsequent merger MRV Communications, Inc. shall become a wholly owned subsidiary of ADVA NA Holdings, Inc. The aggregate purchase price amounts to approximately USD 69 million. The purchase price will mainly be financed by proceeds of bank financing. ADVA Optical Networking has entered into a term loan in an amount of up to EUR 55 million which shall later be refinanced by a promissory note or syndicated loan. The acquisition is subject to customary closing conditions, including the tender of at least a majority of MRV Communications, Inc. outstanding shares of common stock, and is expected to be completed in August or September, 2017.

Certain officers and directors and major shareholder Raging Capital Management LLC, which collectively represent approximately 34% of MRV Communications’ outstanding common stock, have entered into tender and support agreements with ADVA Optical Networking agreeing to tender their shares of MRV Communications, Inc. common stock into the offer.

The strategic acquisition of MRV Communications, Inc. is beneficial for ADVA Optical Networking SE as it is expected to strengthen ADVA Optical Networking’s portfolio of optical, Ethernet and software solutions and expand its customer base, especially in non–European regions.

The tender offer described herein has not yet commenced, and this material is neither an offer to purchase nor a solicitation of an offer to sell shares of MRV Communications, Inc. common stock.  At the time the tender offer is commenced, ADVA NA Holdings, Inc. will file a tender offer statement with the United States Securities and Exchange Commission (the “SEC”).  MRV Communications, Inc. shareholders are strongly advised to read the tender offer documents that will be filed with the SEC because they will contain important information that MRV Communications, Inc. shareholders should consider before tendering their shares.  These documents will be available for free at the SEC’s website (http://www.sec.gov) and by directing a request to ADVA Optical Networking SE, Investor Relations, Campus Martinsried, Fraunhoferstraße 9a, 82152 Martinsried/Munich, Germany.